J. Nicholas Filler

Mestek, Inc.

413-564-5514

July 17, 2006

VIA EDGAR TRANSMISSION

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers & Acquisitions

Division Of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Mestek, Inc.

Revised Preliminary Schedule 14A

Filed July 3, 2006

File No. 001-00448

Amended Schedule 13E-3

Filed July 3, 2006

File No. 005-20200

Dear Mr. Duchovny:

On behalf of Mestek, Inc., a Pennsylvania corporation (the “Registrant” or “Mestek”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) pursuant to Rules 101(a)(i) and (iii) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System, and Section 6 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”): (i) the Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended (the “Schedule 13E-3”), and (ii) the Notice of Annual Meeting and Preliminary Proxy Statement, as amended, relating to Mestek’s Annual Meeting of Stockholders (the “Proxy Statement”).

We are providing you with responses to the comments received from the Commission’s Staff (the “Staff”) by letter dated July 11, 2006 (the “Comment Letter”), with respect to the Registrant’s Amended Proxy Statement and Amended Schedule 13E-3 (together with all exhibits thereto). For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and Mestek’s responses have been set forth below in italics. The Amended Proxy Statement and Amended Schedule 13E-3 reflect the Registrant’s responses to the Comment Letter. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

Courtesy copies of this letter and of the Amended Proxy Statement and Amended Schedule 13E-3 together with all exhibits and supplemental Staff information, are being concurrently provided via Federal Express overnight delivery directly to your attention.

J. Nicholas Filler, Esq.

Mestek, Inc.

July 17, 2006

Amended Schedule 13E-3

Item 16. Material to be Filed as Exhibits

1.

Refer to your response to comments 4 and 7. We believe the press release filed under cover of a Current Report on Form 8-K on April 14 relates to the proxy solicitation you intend to conduct in connection with the going private transaction and as such constituted soliciting materials subject to the filing requirements of Rule 14a-12. Please include it as an exhibit to your Schedule 13E-3.

Pursuant to the Staff’s request, we have included the Registrant’s Current Report on Form 8-K filed on April 14 as an exhibit to our Amended Schedule 13E-3.

2.	We note that you intend to file some exhibits by amendment. Please file these exhibits with your next amendment.

Mestek advises the Staff that we have filed all necessary exhibits with our Amended Schedule 13E-3.

Revised Preliminary Schedule 14A

Cover Page

3.	We reissue comment 9 with respect to the cover page of your proxy statement.

Pursuant to the Staff’s request, we have revised the cover page of our Amended Proxy Statement to indicate that this is a preliminary copy.

Questions and Answers

4.

Refer to prior comment 13. There appears to be a discrepancy between your response and the related disclosure. Your disclosure states that the approval of the proposal requires the affirmative vote of all shareholders entitled to vote thereon while your response indicates the vote required is a majority of votes cast. Please clarify the meaning of “shareholders entitled to vote thereon.” Does this phrase refer to all persons who held shares on the record date? Also, clarify whether abstentions and broker non-votes will be counted towards a quorum or not.

Pursuant to a conversation between the Staff and our counsel, Greenberg Traurig, LLP, we have revised the disclosure on Pages 14-15 to delete the phrase “shareholders entitled to vote thereon.”

Special Factors

Overview of the Company and the Transaction - Shareholder Protections

5.

Refer to prior comment 15. Clarify whether the “other information” is required by Rule 15c2-11 and by NASD Form 211. If so, describe in more detail what information you will disclose with respect to your securities, business, products, facilities and management.

Pursuant to the Staff’s request, we have revised the disclosure on Page 21-22 to clarify what information is required by Rule 15c2-11.

J. Nicholas Filler, Esq.

Mestek, Inc.

July 17, 2006

Background of the Transaction

6.

We reissue comment 23. Your revised disclosure does not clarify who first proposed the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction or how you arrived at that price. For example, was it based on the market price at the time plus a specific premium?

Pursuant to the Staff’s request, we have revised the disclosure on Page 38 to clarify who first proposed the price per share to be paid to the shareholders holding less than 2,000 shares and how we arrived at that price.

Fairness of the Transaction

7.

We reissue comment 24. Please revise your disclosure to address the procedural and substantive fairness of the transaction to unaffiliated security holders. Ensure that the disclosure addresses both unaffiliates security holders who will be cashed out and those who will continue holding your securities. Please revise your document as necessary to present consistent disclosure.

Pursuant to the Staff’s request, we have revised the disclosure on Page 41 and throughout the proxy to address the procedural and substantive fairness of the transaction to unaffiliated security holders, including those who will be cashed out and those who will continue holding our securities.

8.

We reissue the last paragraph of comment 25. It is not sufficient to meet the fairness determination disclosure requirements to merely make reference to Houlihan Lokey’s opinion. If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation.

We advice the Staff that we have revised the disclosure on Page 43 to clarify that the filing persons have expressly adopted the analysis and discussion of the Houlihan Lokey opinion.

9.

We reissue comment 26. While the financial advisor may address a group of security holders other than unaffiliated security holders, the filing persons must make a specific fairness determination as to unaffiliated security holders. If the filing persons based their fairness determination on Houlihan Lokey’s opinion as to the fairness to security holders other than the Reeds and their affiliates, the filing persons must address how reliance placed on that opinion affects the filing persons’ determination.

We advise the Staff that we have revised the disclosure on Page 43 to address the rationale behind the filing persons’ determination to rely on the Houlihan Lokey opinion.

Opinion of Houlihan Lokey

10.	We reissue comment 29. Please disclose the financial projections provided to Houlihan Lokey for fiscal years 2006-2009.

Pursuant to the Staff’s request, we have revised the disclosure on Pages 54-55 to disclose the financial projections provided to Houlihan Lokey for the fiscal years 2006-2009.

11.	We note the revisions made in response to comment 30. Please reorganize the disclosure to avoid having the newly described analysis appear in the middle of what appears to be a

J. Nicholas Filler, Esq.

Mestek, Inc.

July 17, 2006

summary of Houlihan Lokey’s analyses. Also, tell us whether you considered adding a caption after the last analysis described to indicate that the text following it is a summary.

Pursuant to the Staff’s request, we have revised the disclosure on Page 51 to indicate that the newly described analysis is a part of Houlihan Lokey’s analyses. We further advise the Staff that we believe the caption “Summary Analysis of Recent Going-Private Transactions” is sufficient.

12.

We reissue comment 32 as we are unable to find revised disclosure responsive to our comment. Revise your disclosure to include the underlying data for each analysis (including the new analysis of recent going private transactions and, given your response to comment 36, the discounted cash flows analysis), and a description of how each analysis’ results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey.

Pursuant to the Staff’s request, we have revised the disclosure on Page 51-52 to include the underlying data for each analysis, and a description of how each analysis’ results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey.

13.

We reissue comment 33. It continues to be unclear how the enterprise value/EBITDA ranges in the first table on page 52 derived into the ranges low-high multiple ranges used in each of the two succeeding tables. For example, the low and high multiples for selected HVAC companies for the last 12 months in the first table are 7.4x and 11.5x, but in the following table, these multiples are 7.0x and 7.5x. Please explain in your disclosure. Note that our page references are to page numbers in the courtesy blackline document you provided us.

Pursuant to the Staff’s request, we have revised the disclosure to clarify how the enterprise value/EBITDA ranges in the first table on Page 49 derived into the low-high multiple ranges used in each of the two succeeding tables.

14.

We note the revisions made in response to comment 35. Given that the WACC for comparable companies ranged from 9% to 13.4%, please revise your disclosure to explain why Houlihan Lokey used a range of 12%-14% for the Formtek segment. Also, clarify the basis for Houlihan Lokey’s belief upon which it based the EBITDA multiple ranges used in the discounted cash flow analysis. Finally, explain why Houlihan Lokey narrowed the ranges obtained in this analysis to values in the middle of the ranges.

Pursuant to the Staff’s request, we have revised the disclosure on Page 50 to explain why Houlihan Lokey used the WACC and EBITDA multiple ranges it used in their analysis.

Market for Common Stock and Related Shareholder Matters

15.

Please revise the last paragraph of this section to clarify the reference to the cashless exercise of options to acquire 52,978 shares of your common stock. Who exercised the options? Did the company purchase the shares back from the executive officers? Refer Item 1002(f) of Regulation M-A that requires disclosure of purchases by any filing person.

Pursuant to the Staff’s request, we have revised the disclosure on Page 107 to clarify that the Company facilitated the cashless exercise of options by Mr. Dewey and Mr. Rafferty.

Mestek, and based upon authority provided to me, on behalf of John E. Reed and Stewart B. Reed being all of the “filing persons” with respect to these filings hereby acknowledge that (i) each filing person is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes

J. Nicholas Filler, Esq.

Mestek, Inc.

July 17, 2006

to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of the Proxy Statement or Schedule 13E-3, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Sincerely, /s/ J. Nicholas Filler J. Nicholas Filler